Exhibit 99.1

ASX ANNOUNCEMENT

July 24th, 2012

Genetic Technologies Appoints Mr. Greg Brown as Director

Melbourne, Australia, July 24th, 2012: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that Mr. Greg Brown has been appointed by the Board of Directors as a non-executive director of the Company.  An ASX Appendix 3X for Mr. Brown is attached to this announcement.

Mr. Brown has over 25 years of international business experience in the healthcare industry including internationally based experience overseeing product development and global commercial launches based in Switzerland (Basel), England (London), Germany (Goettingen) and the United States (New York/New Jersey/Maryland).  Mr. Brown has held the role of Sales and Marketing Director for Baxter Diagnostics in Australia and in the UK; Senior Global Marketing Manager for Roche Molecular Systems; Vice President, Global Strategic Marketing for Digene Corporation; and has led sales, device management, marketing and managed care teams in Europe and the U.S.  Most recently Mr. Brown held the role of Managing Director and Chief Executive Officer of diagnostics device company ImpediMed (ASX: IPD), which has a primary breast cancer focus.  He remains on the board of ImpediMed as an Executive Director.

“We are extremely pleased to have Greg join the Genetic Technologies’ Board,” said Dr. Mel Bridges, Genetic Technologies’ Chairman.  “Greg brings with him a wealth of experience in international sales and commercialisation of healthcare products, especially in the Women’s Health field.  In particular, his firsthand experience with the U.S. diagnostics reimbursement system and the establishment of European sales infrastructure will be an extremely valuable asset to the Company as we grow BREVAGen™ sales in the U.S., add to our portfolio of cancer diagnostics products, and advance BREVAGen™ into Europe.”

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mel Bridges	Rudi Michelson (Australia)	Laura Landry (USA)
Chairman	Monsoon Communications	BluePrint Life Science Group

Genetic Technologies Limited	+61 3 9620 3333	+1 (415) 375.3340 Ext. 103
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer.  The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer.  The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.  For more information, please visit . http://www.brevagen.com.au

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health. Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer. For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtglabs.com • Email: info@gtglabs.com

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040